December 22, 2006 Board of Directors CPAC, Inc. 2364 Leicester Road Leicester, NY 14481	ANNEX C Key Banc Capital Markets (company logo graphic) Mergers & Acquisitions Mailcode: OH-01-27-0629 127 Public Square Cleveland, Ohio 44114-1306

Ladies and Gentlemen:

          You have requested our opinion as to the fairness, from a financial point of view, to the holders of the issued and outstanding shares of common stock, $0.01 par value per share (the "Common Stock") of CPAC, Inc. (the "Company") of the consideration to be received by these holders pursuant to the Agreement and Plan of Merger (the "Merger Agreement") to be entered into by and among the Company, Buckingham CPAC, Inc. ("Buckingham"), and Buckingham CPAC Acquisition Corp. ( "Purchaser").

          You have advised us that under the terms of the Merger Agreement, all of the issued and outstanding shares of Common Stock will be converted into the right to receive, and become exchangeable for, $8.65 in cash. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

          KeyBanc Capital Markets, a division of McDonald Investments Inc. ("Key"), as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

          In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) a draft of the Merger Agreement, dated December 18, 2006, which we understand to be in substantially final form; (ii) certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for each of the years in the three year period ended March 31, 2006, and the Quarterly Reports on Form 10-Q of the Company for the quarters ended September 30, 2006 and June 30, 2006; (iii) certain other internal information, primarily financial in nature, including projections for the fiscal years ending March 31, 2007 and 2008, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, the Common Stock; (v) certain publicly available information concerning Buckingham and its financing sources; (vi) certain publicly available information with respect to certain other publicly traded companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities; and (viii) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also had conversations with certain officers and employees of the Company to discuss the business and prospects of the Company, as well as other matters we believe relevant to our inquiry, and considered such other data and information we judged necessary to render our opinion.

          In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or otherwise reviewed by or discussed with us or publicly available and have assumed and relied upon the representations and warranties of the Company, Buckingham, and Purchaser contained in the Merger Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to us and, with your consent, we have assumed that such projections were reasonably prepared and reflect the best currently available estimates and judgments of the Company. We have not been engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the assets, properties or facilities of the Company nor have we been furnished with any such evaluation or appraisal. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without material adverse effect on the Company or the transaction.

Securities products offered by McDonald Investments Inc a KeyCorp company and member NYSE/NASD/SIPC

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Board of Directors
CPAC, Inc.
December 22, 2006

          We have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the transaction. In rendering our opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement does not differ in any material respect from the draft that we have examined, and that the conditions to the transaction as set forth in the Merger Agreement would be satisfied and that the transaction would be consummated on a timely basis in the manner contemplated by the Merger Agreement. We have not formally solicited, nor were we asked to solicit, third party interest in a transaction involving the Company.

          It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the consideration to be received by the holders of the Company's Common Stock pursuant to the Merger Agreement and does not address the Company's underlying business decision to effect the transaction or any other terms of the transaction. It should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion.

          We will receive a fee in connection with the delivery of this opinion as well as the Company's agreement to indemnify us under certain circumstances. We have in the past provided investment banking services to the Company. In particular, in 2004 and 2005, we have served as adviser for the Company's proposed sale of its Imaging Division. In the ordinary course of our business, we may actively trade securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

          It is understood that this opinion was prepared solely for the confidential use of the Board of Directors of the Company in its evaluation of the proposed transaction. Our opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote at any stockholders' meeting held in connection with the transaction. This opinion is not to be used for any other purpose, or to be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this opinion may be included in its entirety in any document delivered to the holders of Common Stock in connection with the transaction or in any document filed with the SEC.

          Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof, the consideration to be received pursuant to the Merger Agreement is fair, from a financial point of view, to the stockholders of the Company.

Very truly yours,

/s/Raj Trikha
Raj Trikha
KEYBANC CAPITAL MARKETS,
a Division of McDonald Investments Inc.

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